Filed by Capital One Financial Corporation
(Commission File No.: 001-13300)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934, as amended

Subject Company: Discover Financial Services
(Commission File No.: 001-33378)

The following transcript is an excerpt from the Q1 2024 Capital One Financial Corporation Earnings Call on April 25, 2024.

CORPORATE PARTICIPANTS
Andrew M. Young Capital One Financial Corporation - CFO
Jeff Norris Capital One Financial Corporation - SVP of Finance
Richard D. Fairbank Capital One Financial Corporation - Founder, Chairman, CEO & President

CONFERENCE CALL PARTICIPANTS
Bill Carcache Wolfe Research, LLC - Research Analyst
Donald James Fandetti Wells Fargo Securities, LLC, Research Division - Senior Analyst
Jeffrey David Adelson Morgan Stanley, Research Division - Research Associate
John G. Pancari Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Equity Research Analyst
Mihir Bhatia BofA Securities, Research Division - VP in Equity Research & Research Analyst
Moshe Ari Orenbuch TD Cowen, Research Division - MD
Richard Barry Shane JPMorgan Chase & Co, Research Division - Senior Equity Analyst
Ryan Matthew Nash Goldman Sachs Group, Inc., Research Division - MD
Sanjay Harkishin Sakhrani Keefe, Bruyette, & Woods, Inc., Research Division - MD

PRESENTATION EXCERPT

Richard D. Fairbank Capital One Financial Corporation - Founder, Chairman, CEO & President
Of course, the biggest news in the quarter was our announcement that we entered into a definitive agreement to acquire Discover. We've submitted our application for regulatory approval and we're fully mobilized to plan and deliver a successful integration. The combination of Capital One and Discover creates game changing strategic opportunities. The Discover payment position Capital One as a more diversified, vertically integrated global payments platform and adding Capital One's debit spending and a growing portion of Credit Card purchase volume to the Discover network will add significant scale, increasing the network's value to merchants, small businesses and consumers and driving enhanced network growth.

In the Credit Card business, we're bringing together 2 proven franchises with complementary strategy and a shared focus on the customer. And we can accelerate the growth of our national digital first consumer banking business by adding the Discover's consumer deposit franchise and the vertical integration benefits of the debt network.

We will be able to leverage and scale the benefits of our 11 years transformation across every business and the network, which will serve as the catalyst for innovation and enhanced capabilities in risk management and compliance underwriting marketing and customer service.

Pulling way up, the acquisition of Discover is a singular opportunity. It will create Consumer Banking and global payments platform with unique capability, modern technology, powerful brands and a franchise of more than 100 million customers. It delivers compelling financial results and it offers the potential to create significant value for merchants and customers, and an unparalleled strategic and economic upside over the long term.

Operator
Our next question comes from Mihir Bhatia with Bank of America.

Mihir Bhatia - BofA Securities, Research Division - VP in Equity Research & Research Analyst
Rich, if I could switch for a second to the Discover acquisition. There's been a lot of talk around deal approval, particularly focusing around potential antitrust issues within the Card business. And I was wondering if you could share your thoughts and perspective on that issue if you've heard anything from regulators but also just to hear how you are thinking about that issue?

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
Okay. Thank you, Mihir. So we have filed our merger applications with both the Fed and the OCC and we are engaged with the -- sorry, with the DOJ as they, of course, play a key role in advising the Fed and the OCC on competition questions. We believe our applications make a very compelling case for approval. We believe strongly that this merger will increase competition among banks and credit card issuers and payment networks, and provide significant benefits for consumers, merchants and the communities that we serve. While some have raised concerns about competition, we believe that the facts in favor of the deal will be compelling.

On the network side, let's remember that we're not currently in that business. If the deal is approved, we will still have 4 networks just like we do today but we will be adding new customers and scale to the smallest by far of the 4 networks and be able to leverage our technology talent and marketing capabilities to greatly enhance Discovery's competitive viability. Their market share was 6% a decade ago and sits at just 4% today. The significant investments that we are planning will provide substantial benefits for consumers and merchants as we've outlined in our regulatory applications.
On the Credit Card side, the regulators have found every time they've studied it that the credit card market is highly competitive and not at all concentrated. In fact, it's less concentrated today than it was 10 years ago. Consumers can choose from over 4,000 issuers, all able to offer products with similar capabilities. Imagine this, a card issued by a small credit union can be used every place that a card issued by a bank like Capital One can be used, anywhere in the world, that kind of level playing field doesn't exist in any other industry and certainly not in airlines or grocery stores or many of the others. There's a reason that we ask folks what's in your wallet. We compete not only with these 4,000 other issuers to gain your business in the first place but also with every other card you likely already own. Put another way, we have to compete every day for every single transaction because our customers can simply choose at any moment to use another card. And if they don't like the card they have, they can stop using it entirely or close the account or switch to another card with another bank, large or small, in minutes.

We also believe that the facts will show that there are no barriers to entry in the credit card business as thousands of current issuers and the new ones are forming all the time demonstrate. New and incumbent fintechs backed by significant VC funding are able to leverage the infrastructure of sort of credit card as a service players like Marqeta to achieve instant scale and high growth.

Also, any existing bank can choose where in the credit spectrum they play simply by changing their credit policy. Let's also remember that consumers can choose to use another form of payment entirely, cash, debit or buy now pay later, which has exploded onto the marketplace. New fintechs are entering the payments in small-dollar credit space every day all looking to take market share from traditional credit card players like Capital One. We faced this competition for years and we'll continue to face it in the future. It's powerful evidence of a healthy and fiercely competitive marketplace. But we have been successful by focusing on the needs of our customers and offering credit card and retail banking products with the most straightforward terms and fewest fees in the industry. We're the only major bank where all of our deposit products come with no fees, no minimums and no overdraft fees.

So pulling way up, we believe the facts will show that this transaction is both pro-competitive and pro-consumer, bringing our best-in-class products and services to a broader set of consumers and small businesses and greatly enhancing opportunities and benefits for merchants. In the end, that is what we believe the regulators will use their very vigorous process to evaluate.

Operator
Our next question comes from John Pancari with Evercore ISI.

John G. Pancari - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Equity Research Analyst
I guess back to the Discover combination, any update to your thoughts around the timing of the deal close? I know the Fed, the OCC just extended the comment period. And I know you put out there, you expect late '24, early '25. So any change in terms of your expectation around the timing of the close or any of the key financial metrics that you set out?

Jon Glenn Arfstrom - RBC Capital Markets, Research Division - MD of Financial Services Equity Research & Analyst
Okay. And like all these sessions, if you have questions, put your hand up and we'll bring the microphone to you. But let's go to that. What is the process from here in terms of gaining approval how did you determine the time line and level of...

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
Okay. Thanks, John. So let me comment on the Federal Reserve and the OCC extending the comment period. It's standard practice for the Federal Reserve to extend the comment period on bank mergers. We expected the extension and we don't take any signaling on our deal from the Fed's decision here. So with respect to the overall timing, the Fed and the OCC typically take several months to work through bank merger applications in consultation with the DOJ on competition questions and they engage frequently with our team along the way. And of course, that process is underway. And we continue to have the same views about the timing of all of this that we did at the time of the announcement.

John G. Pancari - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Equity Research Analyst
Okay. Okay. Great. And then separately, just regarding the -- your expectation on the CET1 front for a pro forma CET1 ratio of about just shy of 14%. Any change to that expectation? And any change to your thoughts around buyback activity in the near term? Could you remain active on that front?

Andrew M. Young - Capital One Financial Corporation - CFO

Yes, John, with respect to the deal, I'll just say, as we talked about when we announced it, we, at the time, used a blend of consensus estimates of where we would have the CET1 at the time of close. There's a number of variables that are going to move between now and in legal day 1, not just the stand-alone performance of each of our companies but balance sheet marks, some of which are driven by credit and stock price. And so I'm not going to be in the business of sort of recasting every time a little number moves. But I will say our valuation of the deal considered a wide range of outcomes. And so we remain just as excited today about the financial and strategic benefits of the transaction as we did when we announced the deal.
With respect to our stand-alone repurchases, Capital Ones, I'll note that the agreement with Discover does not prohibit us from buying shares. I noted in my prepared remarks, we were blacked out for a period leading up to the deal. And afterwards, the SEC has safe harbor rules that limit the daily average amount of purchases we can do for a period of time after the announcement. So as a result of those limitations, Q1 had a pace that was less than what we've done in recent quarters. I will also just note that there's also blackout restrictions on repurchases during the proxy vote period. But again, outside of those blackouts, we're not prohibited, and we're able to continue repurchasing shares.

Jeffrey David Adelson - Morgan Stanley, Research Division - Research Associate
Rich, I just wanted to circle back on your comment about how you continue to kind of trim around the edges. I think last quarter, you were suggesting that the trimming was sort of abating after a number of years of trimming. But given your comments today about how you're continuing to lean in, how the U.S. consumer remains a strength of source, how are you thinking about potentially opening up the credit box a little bit more from here? And relatedly, does the pending deal with Discover factor into how you're thinking about allocating capital at all into more growth at this point?

Richard D. Fairbank - Capital One Financial Corporation - Founder, Chairman, CEO & President
Thanks, Jeff. We -- the trimming around the edges is, of course, what we do all the time and reactively to not only what we observe in the marketplace but what we think may be coming in the marketplace. We are very much sort of in the same place we were three months ago when we've been talking about this. In other words, the trimming around the edges and the dialing back was a little bit more pronounced in the quarters during the big credit normalization than it has been as we see things settling out. And the drivers of that continue to be -- probably -- in addition to what I said about the consumer, very much also the -- observing our credit performance, not only just the overall portfolio performance but very much the performance of our originations.
And strikingly, our originations continue to come out generally on top of each other quarter after quarter. Obviously, that's lagged data that we're viewing but we're -- we've been struck by how long it's been and how consistently it's been that our originations have been generally on top of each other. And a lot of that comes from the trimming around the edges that we have been doing even as there's been some underlying a little bit sort of worsening of overall consumer credit metrics. So we're in a very similar place to where we were. We feel good about our credit performance and origination performance. We are leaning in across the credit spectrum.
With respect to the Discover deal, it's not really altering our origination strategy that's very much continuing as it was before. Obviously, we're very excited about the Discover deal. But I think that with respect to our own strategy it's really pretty much the same as it was before.

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Capital One Financial Corporation (“Capital One”) and Discover Financial Services (“Discover”), including future financial and operating results (including the anticipated impact of the transaction on Capital One’s and Discover’s respective earnings and tangible book value), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Capital One or Discover to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies and other anticipated benefits from the transaction may not be fully realized or may take longer than anticipated to be realized, the risk that revenues following the transaction may be lower than expected and/or the risk that certain expenses, such as the provision for credit losses, of Discover, or Capital One following the transaction, may be greater than expected, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, (3) the risk that the integration of Discover’s business and operations into Capital One, including the integration into Capital One’s compliance management program, will be materially delayed or will be more costly or difficult than expected, or that Capital One is otherwise unable to successfully integrate Discover’s businesses into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of Capital One or Discover, (5) the ability by each of Capital One and Discover to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect Capital One after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the dilution caused by the issuance of additional shares of Capital One’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) risks related to management and oversight of the expanded business and operations of Capital One following the transaction due to the increased size and complexity of its business, (11) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of Capital One’s business operations following the transaction, (12) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Capital One before or after the transaction, or against Discover, and (13) general competitive, economic, political and market conditions and other factors that may affect future results of Capital One and Discover, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of Capital One and Discover can be found in Capital One’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Discover’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Capital One and Discover disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Transaction and Where to Find It

Capital One intends to file a registration statement on Form S-4 with the SEC to register the shares of Capital One’s common stock that will be issued to Discover stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Capital One and Discover that will also constitute a prospectus of Capital One. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Capital One and Discover in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Capital One or Discover through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Capital One or Discover at:

Capital One Financial Corporation	Discover Financial Services
1680 Capital One Drive McLean, VA 22102 Attention: Investor Relations investorrelations@capitalone.com (703) 720-1000	2500 Lake Cook Road Riverwoods, IL 60015 Attention: Investor Relations investorrelations@discover.com (224) 405-4555

Before making any voting or investment decision, investors and security holders of Capital One and Discover are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Capital One, Discover and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Capital One and Discover in connection with the proposed transaction. Information regarding the directors and executive officers of Capital One and Discover and other persons who may be deemed participants in the solicitation of the stockholders of Capital One or of Discover in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 20, 2024, and other documents subsequently filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 15, 2024, and other documents subsequently filed by Discover with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.